Mail Stop 4561

January 3, 2008

Patrick O'Shaughnessy
Executive Vice President,
Chief Financial Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

> **Re:** **Advance America, Cash Advance Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-32363**

Dear Mr. O'Shaughnessy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief